

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 24, 2017

Mr. Gregory S. Levin
Chief Financial Officer
BJs Restaurants, Inc.
7755 Center Avenue
Suite 300
Huntington Beach, CA 92647

Re: **BJs Restaurants, Inc.**
Form 10-K for the Year Ended December 29, 2015
Filed February 23, 2016
Form 8-K furnished on October 19, 2016
File No. 000-21423

Dear Mr. Levin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure